CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

STOCK OPTIONS GRANTED

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC – October 14, 2005.  CanAlaska Ventures Ltd. (the “Company”) has granted 3,300,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.45 per common share for a period of five years.  The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

Investor Contact: Peter Dasler President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

Harry Barr, Chairman

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 14, 2005